

October 7, 2014

Via E-mail
Mark Poretsky
Chief Executive Officer
MP Ventures, Inc.
310 Olive Street
Long Beach, NY 11561

> **Re: MP Ventures, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 12, 2014**
> **File No. 333-198720**

Dear Mr. Poretsky:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please review your disclosure and ensure that it is consistent throughout. For example only, we note that your business is providing property management services to the owners of distressed real estate assets. However, we note various disclosures throughout your filing referencing intended sales of real estate. We reference your risk factor entitled "[b]ecause we do not own nor develop any of the real estate that we will sell . . ." on page 12 and your disclosure on pages 38-39.

Prospectus Cover Page, page 3

4.   Please limit your prospectus cover page to one page. Refer to Item 501(b) of Regulation S-K.

5.   Please reference the applicability of penny stock rules to transactions in your securities. We note your risk factor disclosure concerning penny stock regulations on pages 16-17.

6.   Please clarify that Mr. Poretsky, your sole officer and director, will sell your common shares pursuant to this offering, in reliance upon Rule 3a4-1 of the Securities Exchange Act of 1934. We note your disclosure to this effect on page 23. Please refer to Item 501(b)(8) of Regulation S-K.

Prospectus Summary, page 8

7.   We note that the disclosure on page 9 regarding your "accumulated deficit" appears incomplete. Please revise to state your accumulated deficit.

Risk Factors, page 12

8.   Please add a risk factor discussing your need for financing in addition to any funds received from this offering and your lack of sources of additional financing. We note your disclosure to this effect on pages 39 and 43.

Dilution, page 22

9.   We note your disclosure that the dilution table assumes a purchase price of $0.20 per share of common stock. Please revise the table to reflect the relevant purchase price of the shares being offered.

Business Operations, page 26

10.   We note your disclosure on page 26 that you currently manage a portfolio of mechanics liens on various properties in Chicago. Please revise your disclosure to provide more information about the services that you provide with respect to these mechanics liens, and clarify whether you have generated any revenues from this business.

Directors, Executive Officers . . ., page 32

11.   We note your disclosure on page 14 that Mr. Poretsky is involved in potentially competing business ventures. Please identify Mr. Poretsky's affiliation with such competing businesses and provide more detail regarding his relationship with these entities.

Management's Discussion and Analysis . . ., page 38

12.   We note your disclosure on page 39 that the services you provide to Allied Design-Build Inc. include "tenant management, property board-up and security, cleaning and janitorial." We further note that although the property for which you provide these services is located in Illinois, you are located in New York and have only one employee. Please clarify how you provide these services in light of your proximity difference.

13.   We note that your plan of operations appears generic. Please revise your disclosure to provide specific information about your plan. For example, please identify the industry trade shows at which you intend to advertise. Further, we note your plan of operations does not mention your plans to build a website or rent new office space, as discussed on pages 20-21 and 31. Please revise or advise.

Financial Statements

Balance Sheet, page 1

14.   We note the balance sheet makes reference to shareholders' equity of REALCO International, Inc. Please clarify and or revise the presentation within your amended filing.

Part II. Information Not Required in Prospectus, page 13

15.   Please revise your registration statement to provide the information required by Item 13 of Form S-1. Please refer to Item 511 of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page 13

16. We note your disclosure on page 13 that Mr. Poretsky was issued his shares pursuant to Regulation S. Please clarify the facts of this transaction that you relied upon to make the Regulation S exemption available, or advise. Please refer to Item 701(d) of Regulation S-K.

Exhibit 5.1

17. We note counsel's disclosure regarding his admission to practice in Illinois and before various courts. Please have counsel remove this disclosure or advise. Please refer to Staff Legal Bulleting 19.II.B.3.b.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3585 with any other questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie D. Gorman
Senior Counsel

cc: Adam S. Tracy, Esq. *(via e-mail)*